May 24, 2019

Randy S. Gordon
President and Chief Executive Officer
Paradise Inc.
1200 W. Dr. Martin Luther King, Jr. Blvd.
Plant City, FL 33563

       Re: Paradise Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 3, 2019
           File No. 000-03026

Dear Mr. Gordon:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed May 3, 2019

Proposal 1
The Asset Sale Proposal
Background of the Asset Sale, page 28

1. We note your disclosure that, on January 3, 2019, Parent terminated negotiations with you regarding a merger and decided to proceed with the purchase of only the Fruit Business based on the preliminary results of the Phase 2 environmental study of your property.
      You further disclose that, on January 23 and 25, 2019, Parent later clarified that it did not want to be in the "chain of ownership" of your real estate property. Please expand your disclosure regarding the Phase 1 and Phase 2 environmental studies to describe the concerns raised by these studies such that Parent terminated merger negotiations.
Opinion of the Board's Financial Advisor, page 36

2. Please revise to disclose how HPC selected the applied discount rate of 25% to calculate
 Randy S. Gordon
FirstName LastNameRandy S. Gordon
Paradise Inc.
Comapany NameParadise Inc.
May 24, 2019
May 24, 2019 Page 2
Page 2
FirstName LastName
         the enterprise value ranges implied by its financial analyses. In this regard, we note the business review article cited in footnotes 1 and 2 on pages 39 and 40. If this scholarly paper influenced the selection of the 25% discount rate due to the company's smaller size and its assets and/or its securities lack of marketability, please explain.
Comparable Public Company Analysis, page 38

3. We note your disclosure that HPC selected the public companies used in this analysis notwithstanding their greater revenues and EBITDA as compared to Paradise. Please discuss in greater detail the criteria HPC used to select these companies, including whether factors other than similar operations to Paradise were considered. In addition, please revise to disclose the revenues and EBITDA for the selected companies so that shareholders can determine whether they are reasonably comparable to Paradise.
Precedent M&A Transactions Analysis, page 39

4. Please revise to disclose why HPC selected transactions with values that appear to be between $130 million and $10.9 billion, given that the value of this transaction is approximately $10.9 million. In addition, please revise to disclose the transaction values for the selected transactions so that shareholders can determine whether they are reasonably comparable to this transaction.
Proposal 2
The Liquidation Proposal
Estimated Liquidating Distributions to Shareholders, page 59

5. You disclose that your Board anticipates that the aggregate amount of distributions to shareholders as a result of the Asset Sale and Liquidation will be between approximately
         $18.4 million and $25.2 million, or approximately $35 to $48 per share. We note your assumption that you are able to sell the real estate for net book value. Please disclose whether these estimated amounts reflect estimated liabilities arising from the concerns raised in your Phase 2 environmental study, including the costs of the remediation efforts you intend to conduct during the Transition Period as disclosed on page 2 and 57. If your estimated amounts do not reflect these estimated liabilities, please quantify these estimated liabilities for shareholders as such costs appear they would be incurred prior to sale of the real estate and prior to the final liquidating distribution.
Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

6. We note that you are proposing to sell (i) substantially all of the assets utilized in the production, manufacture, sale and distribution of your glac fruit product (the "Fruit
         Business"), and (ii) all remaining assets, including your molded and thermoformed plastics business and the real property on which you operate your businesses as part of a
         Plan of Complete Liquidation and Dissolution (the "Liquidation Plan"). We also note that both plans require the approval of a majority of your shareholders. Randy S. Gordon
Paradise Inc.
May 24, 2019
Page 3


         You should include a Pro Forma Balance Sheet, in addition to the Pro Forma Statements of Operations that you currently provide, to illustrate the effects of your plans to sell the
         Fruit Business and to liquidate the remaining assets to comply with Rule 11-02(a)(4) of
         Regulation S-X. If the sale of the Fruit Business may be approved but not the Liquidation
         Plan, your pro forma information should illustrate the individual effects of each plan.
         Given that your Board has estimated a range of distributions to shareholders as a result of the Asset Sale and Liquidation Plan, your pro forma presentation should also illustrate the range of possible results to comply with Rule 11-02(b)(8) of Regulation S-X. For example, you may consider using an additional sub-total column, adjustment column, and total column for each scenario in the Pro Forma Balance Sheet.

         Please quantify and illustrate the effects of the planned sale and subsequent liquidation, taking into account the requirements that will apply under FASB ASC 205-30 once the plan is approved by shareholders and becomes imminent, as defined in the standard. This information should describe the manner by which you expect to accomplish the liquidation, the timeline, and the methods and significant assumptions used to measure the assets and liabilities subject to liquidation. Please include a note with the tabulations underlying your per share distribution estimates.
7. Please update your pro forma presentation to include your most recently completed fiscal quarter. Please also expand the pro forma statements to include notes and details about the adjustments utilized in each pro forma scenario, and to address any uncertainties and limitations, including the sufficiency of any adjustments that will be required to comply with FASB ASC 205-30.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



FirstName LastNameRandy S. Gordon                              Sincerely,
Comapany NameParadise Inc.
                                                               Division of
Corporation Finance
May 24, 2019 Page 3                                            Office of
Natural Resources
FirstName LastName